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                                 EXHIBIIT "B"

March 29, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We were retained by Medcross, Inc. as independent certified public accountants to report on the con-
solidated financial statements at December 31, 1995 and for the two fiscal years ended December 31,
1995.  We have endeavored, with the full cooperation of the Registrant, to obtain the necessary infor-
mation to meet the filing requirements of Form 10-KSB, both as to form and timeliness.  Because the
Registrant was unable to compile additional information, determined to be required during the course of the audit, with sufficient time for us to complete our audit procedures, we will not be able to com-
plete our examination by March 31, 1996, which is the required filing date of the Registrant's Annual
Report on Form 10-KSB.

Yours very truly,

/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.
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